

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

John A. Kanas
Chairman, President and Chief Executive Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, Florida 33016

> **Re: BankUnited, Inc.**
> **Amendment Nos. 2 and 3 to Registration Statement on Form S-1**
> **Filed January 10, 2011 and January 18, 2011**
> **File No. 333-170203**

Dear Mr. Kanas:

        We have reviewed your response letter dated January 10, 2011 and amended registration statements filed on January 10, 2011 and January 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment Nos. 2 and 3 to Registration Statement on Form S-1

Use of Proceeds, page 29

1.   We note October 2010 and January 2011 news articles suggesting that you plan to use the offering proceeds to acquire New York-based banks. Please tell us whether your intention for the use of net offering proceeds is limited to general corporate purposes, as is currently disclosed on page 29 and revise your disclosure if appropriate.

Legal Proceedings, page 105

2.   We note the December 2010 lawsuit filed against you in the Circuit Court for Miami-Dade County seeking more than $200 million in damages. Please confirm that your disclosure in the last paragraph on page 105 continues to be accurate. Otherwise, revise as appropriate.

Compensation Discussion and Analysis, page 125

3.   Please provide information for five individuals or provide us with a detailed analysis of why you are not required to do so.

FDIC Warrant, page 157

4.   Please expand your disclosure to clearly explain the terms of the warrant including, but not limited to, the exercise price and the number of shares issuable upon exercise (or how those figures are calculated). Also disclose the expected redemption price.

Exhibits

5.   We note that you have not included the following documents in your exhibits:

- Annex A to the Form of BankUnited, Inc. Policy on Incentive Compensation Arrangements, filed as exhibit 10.14;

- Certain exhibits to the form of Underwriting Agreement, filed as exhibit 1.1;

- Joinder agreements executed by additional members, as applicable, pursuant to Section 3.9 of the LLC Agreement, filed as exhibit 10.1; and

- The amendment to the FDIC Warrant.

Please file these documents with your next amendment.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   (facsimile only)
         Mr. Richard B. Aftanas
         Skadden, Arps, Slate, Meagher & Flom LLP
         (917) 777-4112